AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 2003
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.   EXACT NAME OF TRUST:

     EQUITY FOCUS TRUSTS - TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO,
                           2003 SERIES C

B.   NAME OF DEPOSITOR:      CITIGROUP GLOBAL MARKETS INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                             CITIGROUP GLOBAL MARKETS INC.
                             388 GREENWICH STREET
                             NEW YORK, NY  10013

D.   NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
     MICHAEL KOCHMANN                      MICHAEL R. ROSELLA, ESQ.
     Citigroup Global Markets Inc.         Paul, Hastings, Janofsky & Walker LLP
     Citigroup Asset Management            75 East 55th Street
     300 First Stamford Place, 4th Floor   New York, New York  10022-3205
     Stamford, CT 06902                    (212) 318-6800


E.   TITLE OF SECURITIES BEING REGISTERED:
           An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
           As soon as practicable after the effective date of the registration statement.

================================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2003




================================================================================
EQUITY FOCUS TRUSTS - TRILOGY ADVISORS BABY BOOM ECONOMY PORTFOLIO,
                      2003 SERIES C
================================================================================

         The final prospectus for a prior series of Equity Focus Trusts - Trilogy Advisors Baby Boom Economy Portfolio is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts - Trilogy Advisors Baby Boom Economy Portfolio, 2003 Series C. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

         A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                                          SEC FILE OR
                                                                                      IDENTIFICATION NO.
I.       Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
         Form S-6 under the Securities Act of 1933:

         Citigroup Global Markets Inc.                                              2-55436
-------------------------------------------------------------------------------------------------------------------
II.      Information as to Officers and Directors of the
         Depositor filed pursuant to Schedules A and D of Form BD under Rules
         15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

         Citigroup Global Markets Inc.                                              8-8177
-------------------------------------------------------------------------------------------------------------------
III.     Charter documents of the Depositor filed as
         Exhibits to the Registration Statement on Form
         S-6 under the Securities Act of 1933 (Charter,
         By-Laws):

         Citigroup Global Markets Inc.                                              333-103725
-------------------------------------------------------------------------------------------------------------------
IV.      Code of Ethics of the Depositor filed as an Exhibit to the Registration
         Statement on Form S-6 under the Securities Act of 1933:

         Citigroup Global Markets Inc.                                              333-102557
-------------------------------------------------------------------------------------------------------------------











         B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:


-------------------------------------------------------------------------------------------------------------------
         Citigroup Global Markets Inc.                                              13-1912900
-------------------------------------------------------------------------------------------------------------------


Supplemented final prospectuses from the following Series (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series:

         Equity Focus Trusts - Trilogy Advisors Baby Boom Economy Portfolio, 2003 Series A (Reg. No. 333-102732); and Equity Focus Trusts - Trilogy Advisors Baby Boom Economy Portfolio, 2003 Series B and Trilogy Advisors Global Communications Portfolio, 2003 Series B (Reg. No. 333-107265).

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
         The Prospectus.
         Additional Information not included in the Prospectus (Part II).
         The undertaking to file reports.
         The signatures.
         Written Consents as of the following persons:
              KPMG LLP (included in Exhibit 5.1)
              Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)


The following exhibits:

      1.1.1  --   Form of Reference Trust Indenture (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Equity Focus
                  Trusts - Strategic 10 Portfolio, 1933 Act File No.
                  333-105843).

      2.1    --   Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of Equity Focus Trusts - Global Research Selections, Series
                  2000-A, 1933 Act File No. 333-31514).

      *3.1   --   Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

      *5.1   --   Consent of KPMG LLP to the use of their name under the heading
                  "Miscellaneous - Auditors" in the Prospectus.

--------
* To be filed with Amendment to Registration Statement.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF SEPTEMBER, 2003.

                         Signatures appear on page II-4.

         The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.


CITIGROUP GLOBAL MARKETS UNIT TRUSTS
      (Registrant)
CITIGROUP GLOBAL MARKETS INC.
      (Depositor)

                                          By: /s/ KEVIN KOPCZYNSKI
                                             --------------------------------------------
                                              KEVIN KOPCZYNSKI
                                              (Authorized Signatory)

      By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

      Name                                Title
      ----                                -----

      ROBERT DRUSKIN                      President, Chief Operating Officer and Director
      DERYCK C. MAUGHAN                   Director
      CHARLES O. PRINCE, III              Chief Executive Officer, Chairman and Director
      RICHARD SALVATORE SPEZIALE          Chief Financial Officer


                                          By: /s/ KEVIN KOPCZYNSKI
                                             --------------------------------------------
                                              KEVIN KOPCZYNSKI
                                              (Attorney-in-Fact for the persons listed
                                              above)


----------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-101236.